SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 _______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No._______________) (1)

                                  Excite, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  300904 10 90
                                 (CUSIP Number)

  George Vradenburg, III, Esquire, General Counsel, America Online, Inc., 22000
                         AOL Way, Dulles, VA  20166-9323
                              (703) 448-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              April 3, 1996
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I (b) (3) or (4), check the following box [ ]

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-I (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

[FN]
 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). [/FN]




CUSIP No. 300904 10 90     13D      Page  2   of   10   Pages

     NAME OF REPORTING PERSONS     America Online, Inc.
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     54-1322110

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
2                                                      (b) X

     SEC USE ONLY
3

     SOURCE OF FUNDS*
4      OO

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEM 2(d) or 2(e)

     CITIZENSHIP OR PLACE OF ORGANIZATION
6      Delaware

                     SOLE VOTING POWER
  NUMBER OF     7      1,950,000
    SHARES
 BENEFICIALLY        SHARED VOTING POWER
                8      1,330,330
   OWNED BY
     EACH            SOLE DISPOSITIVE POWER
                9      1,950,000
  REPORTING
    PERSON           SHARED DISPOSITIVE POWER
                10     1,330,330
     WITH

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     3,280,330

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   22.52%

     TYPE OF REPORTING PERSON*
14     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 300904 10 90     13D      Page  3   of   10
                                    Pages

     NAME OF REPORTING PERSONS     AOL Ventures, Inc.
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      54-1797162

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
2                                                      (b) X


     SEC USE ONLY
3

     SOURCE OF FUNDS*
4      N/A

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
5    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     CITIZENSHIP OR PLACE OF ORGANIZATION
6      Delaware

                     SOLE VOTING POWER
  NUMBER OF     7
    SHARES
 BENEFICIALLY        SHARED VOTING POWER
                8      1,330,330
   OWNED BY
     EACH            SOLE DISPOSITIVE POWER
                9
  REPORTING
    PERSON           SHARED DISPOSITIVE POWER
                10     1,330,330
     WITH

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
11   PERSON
       1,330,330

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12   EXCLUDES CERTAIN SHARES*                           X

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13     10.55

     TYPE OF REPORTING PERSON*
14     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock, no par value (the "Common Stock") of Excite, Inc. ("Excite"), a corporation located at 1091 N. Shoreline Boulevard, Mountain View, California 94043.

Item 2.  Identity and Background

     This filing is being made on behalf of America Online, Inc. ("America Online") and AOL Ventures, Inc. ("AOL Ventures"), a wholly-owned subsidiary of America Online (collectively referred to as "AOL").

     America Online is a Delaware corporation with its principal office at 22000 AOL Way, Dulles, Virginia 20166-9323. America Online is the world's largest internet online service. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of America Online, as of the date hereof.

     AOL Ventures is a Delaware corporation with its principal office at 22000 AOL Way, Dulles, Virginia 20166-9323. AOL Ventures is a wholly-owned subsidiary of America Online. Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of AOL Ventures, as of the date hereof.

     During the last five years, none of AOL and, to the knowledge of AOL, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the initial public offering by Excite (the "IPO") and registration of Excite Common Stock under the Securities Exchange Act of 1934, effective April 3, 1996, shares of Series D Preferred Stock owned by AOL Ventures were converted into 621,506 shares of Common Stock. At that time, AOL Ventures also held a warrant convertible into 650,000 shares of Common Stock of Excite. AOL Ventures purchased in the IPO 58,824 shares of Common Stock.

     Under an Acquisition Agreement, a Technology License, Distribution, Services and Co-Marketing Agreement, and a Transition Agreement that were signed as of November 25, 1996 and closed no later than March 27, 1997 (collectively, the "Agreements"), America Online agreed to sell to Excite certain assets relating to its WebCrawler search and directory service and agreed to provide certain services to Excite (the "WebCrawler Assets"). In consideration of the WebCrawler Assets, Excite issued to America Online 1,250,000 and 700,000 shares of its Series E-1 and Series E-2 Preferred Stock, respectively. In addition, as part of the Agreements (i) AOL has the right, for a 90-day period following March 27, 1997, to convert the 680,330 shares of Common Stock beneficially owned by AOL into an equivalent number of shares of Series E-4 Preferred Stock, (ii) the AOL Warrant, which previously was exercisable into 650,000 shares of Common Stock at an exercise price of $8.00 per share, was amended to become exercisable into 650,000 shares of Series E-3 Preferred Stock at the same exercise price per share, and was amended, with respect to 325,000 shares of Common Stock, to expire on September 30, 1997.

     Each share of Series E Preferred Stock is convertible into shares of Common Stock at the option of the holder thereof, with such conversion to occur on a one-to-one basis, as adjusted for certain events. The holders of outstanding shares of Series E Preferred Stock are entitled to vote together with the holders of Common Stock, on an as-converted-to-Common Stock basis. So long as AOL holds at least 1,315,165 shares of Series E Preferred Stock, AOL shall be entitled to designate one member of the Board of Directors of Excite. In addition, the shares of Series E Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) to be issued to AOL directly, or indirectly upon exercise of warrants, will be subject to a Voting Trust Agreement. AOL will also have registration rights with respect to the Series E-3 Preferred Stock (and Common Stock issuable upon conversion thereof) issuable directly or indirectly, upon exercise of the AOL Warrant. Within thirty (30) days of March 27, 1997, Excite must use its best efforts to effect a "shelf" registration statement (and maintain the effectiveness of such registration statement for up to two years) providing for the resale by AOL of the Common Stock converted from the Series E-1, E-2, E-3, and E-4 Preferred Stock convertible into shares of Common Stock (the "Registrable Securities"). Excite has the right to delay the shelf registration, or the sale of the AOL Registrable Securities under such shelf registration, for up to 60, 90, or 180 days under certain circumstances.

     In addition, upon the request of AOL, Excite must file a registration statement on Form S-3 during such period that Form S-3 is available to Excite (an "S-3 Registration") providing for the resale by AOL of the Registrable Securities, subject to certain conditions. Excite has the right to delay any such S-3 Registration for up to 60 days under certain circumstances. Excite is required to effect only two S-3 Registrations. AOL also has certain "piggyback" registration rights.

     Excite's obligation to register AOL Registrable Securities will terminate upon the earlier of (i) the time that all AOL Registrable Securities have been registered and sold or (ii) such time as all AOL Registrable Securities held by AOL may be sold within a three month period under Rule 144.

Item 4.  Purpose of Transaction

     America Online may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of Excite for investment or dispose of securities of Excite.

     See also Item 3.  Source and Amount of Funds or Other Considerations.

Item 5.  Interest in Securities of the Issuer

     America Online owns directly an aggregate of 1,950,000 shares of equity securities convertible into common stock. Such amount consists of: 1,250,000 shares of Series E-1 Preferred Stock and 700,000 shares of Series E-2 Preferred Stock. AOL Ventures owns directly an aggregate of 1,330,330 shares of equity securities constituting or convertible into common stock. Such amount consists of: 680,330 shares of Excite Common Stock and a Series E-3 Preferred Stock Warrant held by AOL Ventures that is convertible into 650,000 shares of Series E -3 Preferred Stock. AOL Ventures is a wholly-owned subsidiary of America Online which, as a result, may be deemed to have shared beneficial ownership of the shares of Common Stock held by AOL Ventures. Each share of Series E Preferred Stock is convertible into shares of Common Stock at the option of AOL, with such conversion to occur on a one-to-one basis, as adjusted for certain events. The outstanding shares of Series E Preferred Stock are entitled to vote together with the holders of Common Stock, on an as-converted-to-Common Stock basis. The total 3,280,000 shares of Common Stock (on an as-converted basis) held by America Online and AOL Ventures constitutes 22.52% of the number of shares of Common Stock outstanding as of March 31, 1997.

     To the knowledge of AOL, no shares of Common Stock or Series E Preferred Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B, except for Mr. Pittman who owns directly 12,430 shares of Common Stock of Excite and has options to purchase 2,496 shares of Common Stock of Excite. Mr. Pittman, who is President of AOL Networks, a division of America Online, disclaims beneficial ownership of any securities held or beneficially owned by America Online or AOL Ventures.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by AOL.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
     Securities of the Issuer

     Excite and AOL have entered into a Voting Trust Agreement (the "Voting Trust") with respect to the shares of Series E Preferred Stock issued (or to be issued upon exercise of the AOL warrant) to AOL in connection with the Agreements. The Voting Trust provides that all of such shares shall be deposited into a voting trust such that in the event that a separate class vote of the Preferred Stock owned by AOL is required, such shares are to be voted consistently with the majority of Excite's Common Stock. The trustee under the Voting Trust is Richard B. Redding, Excite's Vice President, Finance and Administration, and Secretary. His address is c/o Excite, Inc., 1091 Shoreline Boulevard, Mountain View, California 94043. The Voting Trust will terminate upon the earlier to occur of (i) the date on which AOL no longer holds shares of Series E Preferred Stock; (ii) the effective date of any merger, consolidation, exchange or other reorganization where Excite is not the surviving corporation;
(iii) the dissolution of Excite; or (iv) ten years from the date of the creation of the Voting Trust.

     Excite and AOL and certain shareholders of Excite have entered into a Voting Agreement, under which the parties have agreed, for so long as AOL owns at least 1,315,165 shares of Excite stock on an as-converted-to-Common-Stock basis, to elect to the Excite Board of Directors an individual designated by America Online. Currently, Stephen M. Case, who is Chairman, President and Chief Executive Officer of America Online, is America Online's designee to the Excite Board of Directors.

     Except as provided in this Report, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between AOL, and any other person with respect to any securities of Excite, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Excite Common Stock beneficially owned by AOL is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).
Item 7.  Material to be Filed as Exhibits

Exhibit        Description

1. Voting Trust Agreement among Excite, Inc., America Online, Inc. and AOL Ventures, Inc. dated as of November 25, 1996.

2. Voting Agreement dated as of November 25, 1996, by and among Excite, Inc., America Online, Inc., and certain shareholders of Excite, Inc.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AOL Ventures, Inc.:                                  April 11, 1997
                                                          (Date)

                                   /S/MILES R. GILBURNE
                                           (Signature)

                                   Miles R. Gilburne, Senior Vice President
                                           (Name/Title)




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


America Online, Inc.:                                     April 11, 1997
                                                             (Date)

                                   /S/MILES R. GILBURNE
                                            (Signature)

                                   Miles R. Gilburne, Senior Vice President,
                                   Corporate Development
                                            (Name/Title)

                                           Schedule A

            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

      The name, business address and title with America Online, Inc. and present principal occupation or employment, of each of the directors and executive officers of America Online, Inc. are set forth below. Except as indicated, each person's business address is America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166. Except as indicated, each person listed below is a citizen of the United States.

                               Board of Directors

Name and Title                               Present Principal Occupation

Stephen M. Case, Chairman of the Board       Chairman of the Board, President,
                                               and Chief Executive Officer;
                                               America Online
Frank J. Caufield, Director                  General Partner; Kleiner, Perkins,
                                               Caufield & Byers
Robert J. Frankenberg, Director              Consultant, Net Ventures
Alexander M. Haig, Jr., Director             Chairman and President; Worldwide
                                               Associates, Inc.
James V. Kimsey, Chairman Emeritus
    and Director                             Chairman Emeritus; America Online
William N. Melton, Director                  President and Chief Executive
                                               Officer; CyberCash, Inc.
Thomas Middelhoff, Director                  Executive Board Member;
                                               Bertelsmann AG
Robert W. Pittman, Director                  President and Chief Executive
                                               Officer, AOL Networks,
                                               a division of America Online
Scott C. Smith, Director                     President and Publisher,
                                               Sun-Sentinel

                               Executive Officers

Name, Title and Present Principal Occupation*

Stephen M. Case, Chairman of the Board, President and Chief Executive Officer; Robert W. Pittman, President and Chief Executive Officer, AOL Networks, a division of America Online
Bruce R. Bond, President and Chief Executive Officer, ANS Communications, a wholly-owned subsidiary of America Online
Theodore J. Leonsis, President and Chief Executive Officer of AOL Studios, a division of America Online
Lennert J. Leader, Senior Vice President, Chief Financial Officer, Treasurer, Chief Accounting Officer
  and Assistant Secretary
Miles R. Gilburne, Senior Vice President, Corporate Development
Mark Stavish, Vice President, Human Resources

__________
*The present principal occupation of each of the named executive officers is the same as the named position held with America Online.

                                           Schedule B

             DIRECTORS AND EXECUTIVE OFFICERS OF AOL VENTURES, INC.

      The name, business address and title with AOL Ventures, Inc. and present principal occupation or employment, of each of the directors and executive officers of AOL Ventures, Inc. are set forth below. Except as indicated, each person's business address is AOL Ventures, Inc., 22000 AOL Way, Dulles, Virginia 20166. Except as indicated, each person listed below is a citizen of the United States.

                               Board of Directors

Name and Title                             Present Principal Occupation


Stephen M. Case, Chairman of the Board     Chairman of the Board, President,
                                             and Chief Executive Officer;
                                             America Online

Miles R. Gilburne, Director                Senior Vice President, Corporate
                                             Development; America Online



                               Executive Officers

Name and Title                       Present Principal Occupation

Theodore J. Leonsis, President       President and Chief Executive Officer of
                                       AOL Studios, a division of America Online

Miles R. Gilburne,
  Senior Vice President              Senior Vice President, Corporate
                                       Development; America Online

David Colburn,
  Senior Vice President             Senior Vice President, Business Affairs;
                                       America Online

Mark Stavish,
  Senior Vice President             Vice President, Human Resources;
                                       America Online

Lennert J. Leader,
  Senior Vice President             Senior Vice President; Chief Financial
                                       Officer, Treasurer, Chief Accounting
                                       Officer and Assistant Secretary;
                                       America Online